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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                              SITHE ENERGIES, INC.


                                  ON BEHALF OF

                SMITHFIELD POWER PARTNERSHIP COGENERATION PROJECT










            The Commission is requested to address communications to:


Hyun Park                                         Michael J. Gergen
Sithe Energies, Inc.                              Bradley D. Hutter
335 Madison Avenue                                Latham & Watkins
28th Floor                                        1001 Pennsylvania Ave., N.W.
New York, NY  10017                               Suite 1300
(212) 351-0000                                    Washington, D.C.  20004
                                                  (202) 637-2200



                                  July 10, 2000



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ITEM 1

        The name and business address of the entity claiming foreign utility company status under Section 33(a) of PUHCA is:

        Smithfield Power Partnership ("Smithfield Power")
        33 Herbert Place, P.O. Box 2097, Smithfield, New South Wales 2164 Australia

        Smithfield Power is a single asset special purpose vehicle that owns and operates a 162 MW gas-fired cogeneration plant (the "Facility") located in the western suburbs of Sydney, Australia. The facility benefits from a 30-year power purchase agreement with an electricity distributor and retailer owned by the New South Wales government. Thermal energy (steam) is sold to Visy Paper Pty Ltd, a subsidiary of Pratt Industries, for use in its paper recycling plant adjacent to the Facility.

        Smithfield Power, the entity which owns the project assets is directly held by two Australian corporate partners as follows: 90% by Smithfield Investors No 1 Pty Ltd, and 10% by Smithfield Investors No 2 Pty Ltd. In turn, 100% of the shares of Smithfield Investors No 1 Pty Ltd, and Smithfield Investors No 2 Pty Ltd are owned by Sithe Energies Australia Pty Ltd, an Australian subsidiary in turn held 100% by Sithe Energies, Inc., the US corporate parent.

ITEM 2

        Smithfield Power is not an associate company, as defined in Section 2(a) of PUHCA, of any public-utility company in the United States.



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                                    EXHIBIT A

        The requirement for State commission certification set forth in Section 33(a)(2) of PUHCA is not applicable to this notification, because Smithfield Power is not an associate company, or an affiliate company, of any domestic public-utility company.

                                    SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Sithe Energies, Inc.


                                               By:   /s/ Hyun Park
                                                     -------------
                                                     Hyun Park, General Counsel



Dated:  July 10, 2000


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